SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH, D.C.
189

SECU 11015835 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
8-68084

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOODLAWN Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Overhill Road, Suite 400
(No. and Street)

Scarsdale (City) NY (State) 10583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander Wohl 914-517-7555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, llth Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- X - Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WOODLAWN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2010

OATH OR AFFIRMATION

I, ALEXANDER WOHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOODLAWN ADVISORS LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me on February 8, 2011

PETER L. NUZZIA
Notary Public, State of New York
No. 4996000
Qualified in Westchester County
Commission Expires May 4, 20 14
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODLAWN ADVISORS, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Woodlawn Advisors, LLC

We have audited the accompanying statement of financial condition of Woodlawn Advisors, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Woodlawn Advisors, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 16, 2011

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

WOODLAWN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Assets		
Cash	$	442,443
Commissions Receivable		133,174
Due from Clearing Organization		250,221
Prepaid Expenses		23,033
Property and Equipment, Net		14,528
Other Assets		4,500
Total Assets	$	867,899
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	232,574
Member's Equity		635,325
Total Liabilities and Member's Equity	$	867,899

The accompanying notes are an integral part of this financial statement.

WOODLAWN ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

Woodlawn Advisors, LLC (the "Company") was organized as a Limited Liability Company on October 22, 2008 in the state of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company is an executing broker performing agency only executions that facilitates transactions for its institutional-only client base in listed equity options and or over-the-counter listed equities with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

COMMISSIONS RECEIVABLE

The Company extends unsecured credit to its customers in the normal course of business. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2010, the Company has not recorded an allowance for any potential non-collection.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended December 31, 2010.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of commissions receivable and cash. As of December 31, 2010, there was one accounts receivable balance that aggregated over10% (approximately $64,000).

The Company maintains its cash accounts in a financial institution. Accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed FDIC insurance limit. Periodically, the Company evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

INCOME TAXES

The Company is a Delaware single member LLC and is considered a disregarded entity for Federal and State income tax purposes and is therefore required to be treated as a division of another entity. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. A of December 31, 2010, the Company's tax returns remain subject to examination beginning with the tax year ended December 31, 2007.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions occurring through February 16, 2011, the date the financial statement was available to be issued, require adjustment to or disclosure in the financial statement.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

NOTE 4 - DUE FROM CLEARING ORGANIZATION

As of December 31, 2010, under the terms of the Company's clearing arrangement, the Company has $250,221 on deposit with its clearing firm, Merrill Lynch ("Merrill Lynch"). The balance is primarily comprised of cash equivalents.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

Office equipment	$32,705
Accumulated depreciation	(18,177)
Property and Equipment, Net	$14,528

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.

As of December 31, 2010, the Company had net capital of $584,093, which exceeded the required net capital by $568,588 and aggregate indebtedness of $232,574. The Company's aggregate indebtedness to net capital ratio was .40 to 1 as of December 31, 2010.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies and are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

INDEMNIFICATION

The Company is engaged in performing agency only execution securities brokerage and investment services to a diverse group of institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the statement of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statement for this indemnification.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEASE COMMITMENTS

The Company leases its corporate office facility under an operating lease expiring in April 2011. Under the terms of the lease, the Company has the option to cancel the lease provided a minimum of four months written notice is given to the landlord.